August 9, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted June 17, 2016
CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the Company’s first public registration statement on Form S-11 (the “Public Registration Statement”). In the Public Registration Statement, the Company has responded to the Staff’s comments in its letter dated July 8, 2016 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement and otherwise updated its disclosure. In the Public Registration Statement, the Company has also responded to certain telephonic inquires made by the Staff to Andrew Keller of Simpson Thacher & Bartlett LLP on July 28, 2016.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Public Registration Statement. Unless otherwise defined below, terms defined in the Public Registration Statement and used below shall have the meanings given to them in the Public Registration Statement. The responses and information described below are based upon information provided to us by the Company. On August 3, 2016, the Company submitted a response letter (the “Prior Response Letter”) to the Staff addressing comments 4 and 7 of the Comment Letter. This response letter therefore does not address those comments, but the Public Registration Statement reflects the revisions described in the Prior Response Letter.

Securities and Exchange Commission	August 9, 2016

General

1.	We note your response to comment 2 that the company does not consider the stockholder servicing fees to be commissions for the sale of the company’s shares because they relate to ongoing services. However, we continue to believe that the stockholder servicing fee is also part of the selling commission. Please revise your disclosure accordingly to clarify. Please also revise your footnotes to the Estimated Use of Proceeds table to describe these fees.

Response:

The Company has revised its disclosure, including the footnotes to the Estimated Use of Proceeds table, in response to this comment.

Prospectus Summary, page 1

2.	We note your estimates of Annual Stockholder Servicing Fees on page 10. We are unclear as to how you arrived at the estimates of $72 for Class T and Class S shares. The stockholder servicing fee for each of those classes equals 0.75% per annum. Please revise your disclosure or provide us a supplemental explanation.

Response:

The Company has revised its disclosure on page 10 in response to this comment.

Estimated Use of Proceeds, page 80

3.	We note your response to comment 3 and continue to believe that disclosure of estimated amounts for wholesaling activities should be included in the Estimated Use of Proceeds section. Industry Guide 5 provides that “Estimated amounts to be paid to the General Partner and its affiliates should be identified” in this section. If you do not believe it is appropriate to deduct these estimates from the table because the amounts will be paid by the Advisor without reimbursement from you, please consider revising a footnote to these tables accordingly.

Response:

The Company has revised its disclosure on pages 80-82 to include the estimated amounts for wholesaling activities in the Estimated Use of Proceeds section.

How to Subscribe, page 202

5.

We note your disclosure on page 202 that subscriptions may be made on an ongoing basis, and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full

Securities and Exchange Commission	August 9, 2016

purchase price of your common stock. It appears, however, that subscriptions may be submitted prior to the time that the transaction price will be available. Please tell us how investors will comply with these subscription procedures. Please also clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase.

Response:

The Company acknowledges that investors may complete the subscription agreement and deliver the check or submit the wire transfer for the full purchase price of the shares being subscribed either before or after the transaction price has been made publicly available. In each of these cases, however, the completed subscription request may not be accepted by the Company until a minimum of three business days after the transaction price has been made publicly available and investors will be able to withdraw their subscription requests prior to their acceptance. Therefore, investors will not be contractually committed to purchase until the transaction price has been publicly available for a minimum of three business days.

The Company has revised its disclosure on page 202 to clarify that investors will have a minimum of three business days after the transaction price is made publicly available to withdraw their subscription requests before the Company can accept their subscription requests and they are committed to purchase the shares.

6.	We note your disclosure on page 202 that the transaction price may be revised after it first becomes available and on page 32 that NAV per share as of the date on which an investor makes a subscription request may be significantly different than the offering price the investor pays. Please explain to us how you intend to proceed (e.g., would you seek affirmative reconfirmation) if you materially amend the price after receiving subscriptions from potential investors based on the previously disclosed price.

Response:

The Company has added disclosure on page 202 and the prospectus summary notifying investors that transaction prices will be made available in prospectus supplements filed with the SEC and on the Company’s website. Any revised prices would be provided to investors by these means. In addition, the Company has added an acknowledgment in its subscription form whereby investors indicate that they understand that the price at which their investment is executed will be made available to them through a prospectus supplement filing and the Company’s website.

The Company may not accept any subscription requests until at least the third business day after such notification, as disclosed in the prospectus. Any subscription request may be canceled at any time before it has been accepted.

Draft Monthly NAV Supplement

Securities and Exchange Commission	August 9, 2016

8.	We note your sensitivity analysis related to an increase in the discount rate. Please also consider including sensitivity analysis with respect to the exit capitalization rate.

Response:

The Company has revised its draft monthly pricing supplement attached as Exhibit A hereto to include a sensitivity analysis with respect to the exit capitalization rate.

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Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Judy Turchin
Leon Volchyok

Securities and Exchange Commission	August 9, 2016

Exhibit A

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. X DATED XX, 20XX

TO THE PROSPECTUS DATED XX, 20XX

This document supplements, and should be read in conjunction with, our prospectus dated XX, 20XX, as supplemented by [LIST PRIOR SUPPLEMENTS]. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose information related to our monthly net asset value per share for our Class T shares, Class S shares, Class D shares and Class I shares for the month of XX 20XX.

We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (XXX) XXX-XXXX. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our Total NAV and NAV per share as of the last business day of [MONTH]:

Component of NAV	Total NAV	Class T Shares	Class S Shares	Class D Shares	Class I Shares
Investments in real properties	$	$	$	$	$
Investments in real estate-related securities
Other assets
Debt Obligations
Other Liabilities
[Month] NAV	$	$	$	$	$
Number of Outstanding Shares
NAV per Share		$	$	$	$

Securities and Exchange Commission	August 9, 2016

The following table provides a breakdown of the major components of our Total NAV and NAV per share as of the last business day of [PRIOR MONTH]:

Component of NAV	Total NAV	Class T Shares	Class S Shares	Class D Shares	Class I Shares
Investments in real properties	$	$	$	$	$
Investments in real estate-related securities
Other assets
Debt Obligations
Other Liabilities
[Month] NAV	$	$	$	$	$
Number of Outstanding Shares
NAV per Share		$	$	$	$

As of the last business day of [MONTH], all properties had been appraised by a third-party appraisal firm within the last twelve months and such appraisals were reviewed by our independent valuation advisor, with the exception of certain properties that we recently acquired, which will be appraised within the first two full months after our acquisition in accordance with our valuation guidelines. Set forth below are the weighted averages of the key assumptions used in valuation based on property types. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

	Discount Rate		Exit Capitalization Rate
Office	XX	%	XX	%
Hotel	XX	%	XX	%
Multifamily	XX	%	XX	%
Retail	XX	%	XX	%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate used as of the last business day of [MONTH] of 0.25% would yield a decrease in the total office property investment value of XX%, a decrease in the hotel property investment value of XX%, a decrease in the multifamily property investment value of XX% and a decrease in the retail property investment value of XX%, and an increase in the weighted-average exit capitalization rate used as of the last business day of [MONTH] of 0.25% would yield a decrease in the total office property investment value of XX%, a decrease in the hotel property investment value of XX%, a decrease in the multifamily property investment value of XX% and a decrease in the retail property investment value of XX%.